UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Pearson Plc


2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )

An event changing the breakdown of voting rights:                          (   )

Other (please specify) :                                                   ( x )

Revised due to DTR rules - see Section 13

3. Full name of person(s) subject to the notification obligation:

FMR Corp


4. Full name of shareholder(s) (if different from 3.):

See schedule below


5. Date of the transaction and date on which the threshold is crossed or reached if different):

Revised due to DTR rules


6. Date on which issuer notified:

20 March 2007


7. Threshold(s) that is/are crossed or reached:

N/A


8. Notified details:





A: Voting rights attached to shares


Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction
                       Number of shares       Number of voting Rights
ISIN
GB0006776081            20,441,900                 20,441,900


                     Resulting situation after the triggering transaction

Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE
                     Direct            Direct     Indirect        Direct    Indirect

ISIN
GB0006776081                                      20,441,900                2.53%


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting   % of voting
financial                    Period/ Date        rights that may be rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.



Total (A+B)
Number of voting rights       % of voting rights

20,441,900                           2.53%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:


See schedule below


Proxy Voting:


10. Name of the proxy holder:

FMR Corp


11. Number of voting rights proxy holder will cease to hold:

N/A


12. Date on which proxy holder will cease to hold voting rights:

N/A


13. Additional information:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 16 March 2007.


14. Contact name:

Teresa Garry


15. Contact telephone number:

fil-regulatoryreporting@uk.fid-intl.com


FMR

Issuer name:                          PEARSON PLC

Current ownership percentage:         2.53%

Total shares held:                    20,441,900

Issued share capital:                 806,548,064


SHARES HELD                     NOMINEE                    MANAGEMENT COMPANY

107,000                STATE STREET BANK AND TR CO            FMTC
450,443                STATE STREET BANK AND TR CO            FMRCO
62,900                 STATE STREET BANK AND TR CO            FICL
12,300                 NORTHERN TRUST LONDON                  FMRCO
48,500                 NORTHERN TRUST CO                      FMTC
28,700                 MELLON BANK N.A.                       FMTC
40,700                 MELLON BANK N.A.                       FMRCO
50,100                 JPMORGAN CHASE BANK                    FPM
62,200                 JPMORGAN CHASE BANK                    FMTC
15,807,700             JPMORGAN CHASE BANK                    FMRCO
2,900                  BROWN BROTHERS HARRIMAN AND CO         FMTC
3,686,257              BROWN BROTHERS HARRIMAN AND CO         FMRCO
82,200                 BANK OF NEW YORK                       FMTC


FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 March 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary